ALLGREEN PROPERTIES LIMITED

RECEIVED
2004 SEP 22 A 10:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4959

Date: - 9 SEP 2004

04045024

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

PROCESSED
SEP 24 2004
THOMSON FINANCIAL

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dw 9/22

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 25 OF 09.09.2004
Announcement No. 34

ALLGREEN PROPERTIES LIMITED

CHANGE OF MARKETING HEAD

The Board of Directors wishes to announce the resignation of Mr Quek Eng Hock, Director of Marketing, which will take effect on 31 October 2004. He leaves to pursue his personal interests. The Board would like to thank Mr Quek for his contributions to the Group and wishes him well in all his future endeavours.

Taking over from Mr Quek is Mr Yong Voon Chen in his position as General Manager (Sales & Marketing). Mr Yong will assume overall responsibilities for the marketing division of the Group.

Since graduating from the National University of Singapore with a Bachelor of Science (Building) degree in 1990, Mr Yong has spent fourteen years in the property field, the last ten of which are with the Group.

Submitted by Ms Isoo Tan, Company Secretary on 09/09/2004 to the SGX

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 31 AUG 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 35 OF 31.08.2004
Announcement No. 35

ALLGREEN PROPERTIES LIMITED

ACQUISITION OF PROPERTY

Allgreen Properties Limited ("Allgreen") is pleased to announce that its subsidiary, Devonshire Peak Pte Ltd ("the Purchaser") has on 30 August 2004 entered into a Sale and Purchase Agreement (the "Agreement") with Palazzo Realty Pte Ltd ("the Vendor") to purchase the properties known as Palazzo Court at 150, Killiney Road, being Lot 969P of TS 21 together with all strata lots therein and Lot 970W of TS 21 (collectively "the Property"), for a cash consideration of S$8.15 million and subject to the terms and conditions contained in the Agreement.

The property is located in the district of Claymore and has a tenure for an estate in fee simple with a total land area of approximately 652.6 sqm. Subject to requisite approvals, the Property will be integrated with the adjoining lots owned by the Purchaser for a residential housing development.

The Purchaser has paid a deposit of 10% of the said cash consideration to the Vendor. The balance 90% will be paid upon completion which is scheduled to take place 3 months from the date of the Agreement or on expiry of 1 month from the date of the said requisite approvals, whichever is later.

The acquisition and development of the Property will be financed by internal funds and bank borrowings. The acquisition is not expected to have any material impact on the consolidated earnings and net tangible assets per share of the Allgreen group for the current financial year.

None of the Directors or substantial shareholders of Allgreen has any interest, direct or indirect in the acquisition.

Submitted by Ms Isoo Tan, Company Secretary on 31/08/2004 to the SGX